CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR AND BY FEDERAL EXPRESS

June 3, 2014

Pamela Long, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Materialise NV
Amendment No. 2 to Registration Statement on Form F-1
Filed May 23, 2014
File No. 333-194982

Dear Ms. Long:

On behalf of our client, Materialise NV, a Belgian limited liability company (naamloze vennootschap) (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated May 30, 2014 (the “Comment Letter”) in connection with Amendment No. 2 to the Registration Statement on Form F-1, which the Company publicly filed on May 23, 2014 (the “Registration Statement”).

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

1.	In light of the change in the level of testing of goodwill for impairment to comply with the guidance in IAS 36.80(b), which resulted in a change to the disclosures included in Note 5, please clarify whether or not this change was included in the scope of the audit, since the independent registered audit report is not dual dated. Refer to AU Section 530.

Company Response:

In connection with the Staff’s request for an explanation of why the auditor’s report is not dual dated as a consequence of the changes made to disclosures in Note 5 to the audited consolidated financial statements, the Company respectfully notes to the Staff that the Company’s auditor, BDO Bedrijfsrevisoren Burg. CVBA (“BDO”), has reviewed the

Ms. Pamela Long

June 3, 2014

Company’s response to Comment 3 below, and concurs with the Company’s commentary in this regard. As discussed in the Company’s response to Comment 3 below, the disclosure changes in Note 5 did not provide substantive additional evidence regarding the recoverable value of the Marcam Engineering GmbH (“Marcam”) cash generating unit (“CGU”) that did not exist at the time of the signing of their report, and, therefore, the auditor does not consider there to be any need to dual date their audit opinion.

3 Summary of Significant Accounting Policies, page F-9

Significant accounting judgments, estimates and assumptions, page F-21

Impairment of goodwill, intangible assets and property, plant & equipment, page F-23

2.	Please revise your disclosure regarding the level at which goodwill is tested to provide disclosure that is consistent with the revised disclosure in Note 5.

Company Response:

In response to the Staff’s comment, the Company will change the reference on page F-23 from “Germany” to “Marcam (DE-3D Printing Software)” in the next pre-effective amendment to the Registration Statement.

5 Goodwill, page F-24

3.	We note that you changed the level of testing €1.5 million of your €1.6 million of goodwill, which significantly reduced the recoverable amount of the revised CGU, Marcam (DE-3D Printing Software). Please expand your disclosures to explain the nature of the change in application of IAS 36.80(b) for the testing of goodwill for impairment.

Company Response:

The Company acknowledges the Staff’s comment. In the context of amending the disclosures in the audited consolidated financial statements related to testing goodwill for impairment, the Company respectfully refers the Staff back to the description of the Company’s original assessment of goodwill for impairment contained in the Company’s response to Comment 6 in our prior response letter to the Staff dated April 22, 2014. The original assessment was performed on a German combined CGU basis (“German combined CGU”), rather than on a separate CGU basis (in this case, the German Software CGU of which the Marcam CGU is a part). The Company had explained to the Staff in its original response that the ability to allocate assets to the Company’s CGUs was hindered due to the lack of discrete financial information at each of the Company’s CGUs. The Company had also explained that the view of management was that, rather than create a new arbitrary allocation of the Company’s assets within its German combined CGU to each of the relevant separate CGUs, including the German Software CGU, the Company would review the goodwill for impairment at the higher German combined CGU level. The Company’s belief at that time was that such testing and analysis provided sufficient support that the recoverable amount of its German combined

Ms. Pamela Long

June 3, 2014

CGU was significantly in excess of the net book value of such assets. The Company had created a detailed value in use analysis of each of the Company’s CGUs, and it was evident to the Company at the balance sheet date that the recoverable amount of the German Software CGU was higher than the net book value of the assets held in the entire German combined CGU. As the majority of the net book value of the assets related to such goodwill, the Company believed it had clear evidence to support its position that no impairment of goodwill existed at the balance sheet date.

The Company decided to re-perform its assessment of goodwill for impairment based on the specific criteria set out in IAS 36: Impairment of Assets, paragraph 80(b), at the Staff’s request to provide further clarification of the Company’s previous conclusion – that no such impairment existed. For these purposes, the Company identified discrete financial information for the Marcam CGU, which was previously aggregated in the net book value of the German combined CGU. The Company then compared the net book value of the Marcam CGU with the recoverable amount of the Marcam CGU. The Company respectfully advises the Staff that it does not believe that such assessment provided any significant additional information to the Company’s previous conclusions that there was no impairment of goodwill.

In this regard, the Company respectfully notes that the recoverable amount of the Marcam CGU was information that had previously been available to the Company (and its auditor) at the time of the original assessment of goodwill for impairment, but was then aggregated to compare to the net book value of the German combined CGU. At the time of the Company’s original assessment, the recoverable value of the Marcam CGU was known to the Company (€4.7 million of the total recoverable value of €9.1 million within the German combined CGU). However, the Company chose not to disclose the specific recoverable amount of the Marcam CGU within the consolidated audited financial statements in order to compare the recoverable amount of the entire German combined CGU to its book value on a consistent basis.

The Company respectfully advises the Staff that it believes that the change to the previous disclosure of recoverable amount was essentially a mechanical change to the Company’s financial statements and not a change to the Company’s original identification of the recoverable amount of the Marcam CGU or to the Company’s related conclusion on impairment. Furthermore, the change to the disclosure did not constitute any form of correction of an error in accordance with IAS 8: Accounting policies, changes in accounting estimates and errors (“IAS 8”). In particular, the change did not occur as a result of the Company’s analysis containing either a material error or an immaterial error made intentionally to achieve a particular presentation of the Company’s financial position, financial performance or cash flows.

The Company also respectfully notes to the Staff that any change that the Company believes would have been as a result of either a material error or an immaterial error made intentionally to achieve a particular presentation of its financial position, financial performance or cash flows in accordance with IAS 8 would lead to the Company having to withdraw the financial statements previously issued and to re-issue the financial

Ms. Pamela Long

June 3, 2014

statements. The Company respectfully submits that it does not believe that reflecting an identification of the recoverable value of the Marcam CGU of €4.7 million as opposed to a German combined CGU of €9.1 million in re-issued financial statements would present an investor with additional relevant material information, as no corresponding change to the Company’s financial position, financial performance or cash flows resulted from the further analysis that was carried out.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Alejandro E. Camacho at (212) 878-8434.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:	Securities and Exchange Commission
Tracey Smith
Alfred Pavot
Kamyar Daneshvar

Materialise NV
Wilfried Vancraen
Peter Leys

Clifford Chance US LLP
Alejandro E. Camacho

Paul Hastings LLP
William F. Schwitter